Exhibit 99.2

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

Boyd Group Services Inc.

1745 Ellice Avenue, Unit C1

Winnipeg, MB R3H 1A6

1.2	Executive Officer

Jeff B. Murray

Executive Vice President & Chief Financial Officer

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

Joe Hudson Collision Center Holdings Parent, LLC and Subsidiaries (collectively “JHCC”) is a multi-location collision repair company in the United States of America operating 258 locations in the states of Alabama, Arkansas, Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Missouri, Mississippi, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia, and West Virginia.

JHCC generated sales of approximately US$746 million for the year ended December 31, 2025.

2.2	Acquisition Date

January 9, 2026

2.3	Consideration

The aggregate purchase price for the acquisition was US$1,300,970,761 paid in cash at closing and was funded through the following sources:

•	Equity: Net proceeds of US$858,812,562 from the November 4, 2025, US initial public offering of 6,361,800 common shares.
•

Unsecured notes: On November 6, 2025, the Company completed a private placement of C$525,000,000 principal amount of Senior Unsecured Notes due 2030 (net proceeds of US$369,168,297), bearing interest at an annual rate of 5.5%.

•	Credit facilities: Draws on revolving credit facilities totaling US$72,989,902 (equivalent) on January 7, 2026.

2.4	Effect on Financial Position

There are no plans or proposals for material changes in the Company’s business affairs or the affairs of JHCC which may have a significant effect on the financial performance and financial position of the Company, except as contemplated in the pro forma adjustments in the pro forma financial information included with this report.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The acquisition was not with an informed person, associate or affiliate of Boyd Group Services Inc.

2.7	Date of Report

April 9, 2026

Item 3 Financial Statements

The following financial statements attached as schedules as indicated are included in this Business Acquisition Report:

A)	Unaudited pro forma consolidated financial information of Boyd Group Services Inc. as at and for the year ended December 31, 2025 (Schedule A)

B)	Audited financial statements of JHCC Holdings Parent, LLC and subsidiaries as at and for the years ended December 31, 2025 and 2024 (Schedule B)

SCHEDULE ‘A’

Unaudited Pro Forma Combined Consolidated Financial Information as at and for the year ended December 31, 2025

BOYD GROUP SERVICES INC.

Unaudited Pro Forma Combined Consolidated Financial Information

As at and for the year ended December 31, 2025

BOYD GROUP SERVICES INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31, 2025

(thousands of U.S. dollars)

			Transaction Accounting Adjustments
	BGSI (Historical)	JHCC (Adjusted) (Note 4)	Acquisition Adjustments	Notes	Pro forma Consolidated
Assets
Current assets:
Cash	$1,228,614	$5,793	$(1,300,972)	3(a)	$6,425
			72,990	3(e)
Accounts receivable	137,474	20,545	—		158,019
Income taxes recoverable	10,196	—	2,600	3(b)	12,796
Inventory	68,284	12,038	—		80,322
Prepaid expenses	53,789	2,523	—		56,312
	1,498,357	40,899	(1,225,382)		313,874
Property, plant and equipment	581,146	88,613	34,339	3(a)(ii)	704,098
Right of use assets	689,247	244,403	6,747	3(a)(vii)	940,397
Derivative financial instruments	7,153	—	—		7,153
Deferred income tax asset	12,625	—	—		12,625
Intangible assets	356,347	232,304	184,196	3(a)(iii)	772,847
Goodwill	702,460	476,199	293,876	3(a)(iv)	1,472,535
Other long-term assets	12,616	5,806	—		18,422
Total Assets	$3,859,951	$1,088,224	$(706,224)		$4,241,951

Liabilities and equity
Current liabilities:
Accounts payable and accrued liabilities	$339,276	$48,456	$10,000	3(b)	$397,732
Dividends payable	3,168	—	—		3,168
Current portion of long-term debt	8,752	5,393	(5,393)	3(a)(v)	8,752
Current portion of lease liabilities	125,483	21,967	—		147,450
	476,679	75,816	4,607		557,102
Long-term debt	352,031	544,711	(544,711)	3(a)(v)	425,021
			72,990	3(e)
Senior unsecured notes	577,143	—	—		577,143
Lease liabilities	653,324	229,183	—		882,507
Deferred income tax liability	73,197	—	6,804	3(a)(vi)	80,001
Derivative financial instruments	4,667	—	—		4,667
Unearned rebates	3,349	—	—		3,349
	2,140,390	849,710	(460,310)		2,529,790

Equity
Accumulated other comprehensive earnings	51,871	—	—		51,871
Retained Earnings	188,780	(118,832)	118,832	3(c)	181,380
			(7,400)	3(b)
Shareholders’ capital	1,468,962	—	—		1,468,962
Paid-in capital	—	357,346	(357,346)	3(c)	—
Contributed surplus	9,948	—	—		9,948
Total Equity	1,719,561	238,514	(245,914)		1,712,161
	$3,859,951	$1,088,224	$(706,224)		$4,241,951

BOYD GROUP SERVICES INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2025

(thousands of U.S. dollars, except share and per share amounts)

			Transaction Accounting Adjustments
	BGSI (Historical)	JHCC (Adjusted) (Note 4)	Acquisition Adjustments	Note	Pro forma Consolidated

Sales	$3,142,794	$746,102	$—		$3,888,896
Cost of sales	1,684,200	408,438	—		2,092,638
GROSS PROFIT	1,458,594	337,664	—		1,796,258

EXPENSES
Operating expenses	1,082,288	233,667	—		1,315,955
Acquisition and transformational cost initiatives	30,488	4,525	10,000	3(b)	45,013
Depreciation of property, plant and equipment	87,851	13,985	3,434	3(d)	105,270
Depreciation of right of use assets	128,101	28,190	778	3(d)	157,069
Amortization of intangible assets	28,020	14,743	9,210	3(d)	51,973
Fair value adjustments	3,449	—	—		3,449
Finance costs	69,673	73,936	(41,314)	3(e)	102,295

	1,429,870	369,046	(17,892)		1,781,024
EARNINGS (LOSS) BEFORE INCOME TAXES	28,724	(31,382)	17,892		15,234

INCOME TAX EXPENSE (RECOVERY)
Current	5,828	946	(6,195)	3(f)	579
Deferred	4,476	—	2,688	3(f)	7,164
	10,304	946	(3,507)		7,743
NET EARNINGS (LOSS)	$18,420	$(32,328)	$21,399		$7,491

Basic earnings per share	$0.82			5	$0.27
Diluted earnings per share	$0.82			5	$0.27

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the year ended December 31, 2025

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

1.	GENERAL INFORMATION

Boyd Group Services Inc. (“BGSI” or the “Company”) is a Canadian corporation that controls The Boyd Group Inc. and its subsidiaries.

The Company’s business consists of the ownership and operation of autobody/autoglass repair facilities and related services. The Company operates locations in Canada under the trade names Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S. under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates Gerber National Claim Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer mobile calibration and diagnostic services.

The shares of the Company are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbols TSX: BYD.TO and NYSE: BGSI, respectively. The head office and principal address of the Company are located at 1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba, Canada, R3H 1A6.

2.	BASIS OF PRESENTATION

On January 9, 2026, the Company completed the equity purchase agreement and plan of merger (the “Agreement”) and acquired the company JHCC Holdings Parent, LLC and Subsidiaries (collectively “JHCC”), which owns and operates 258 collision repair centers in Alabama, Arkansas, Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Missouri, Mississippi, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia, and West Virginia that largely operates under the brand name Joe Hudson’s Collision Center (the “Acquisition”).

The consolidated financial statements of the Company have been prepared by management in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial statements of JHCC have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying unaudited pro forma combined consolidated financial information utilize accounting policies that are consistent with those disclosed in the audited consolidated financial statements of the Company for the year ended December 31, 2025 and were prepared in accordance with recognition and measurement principles of IFRS. For purposes of preparing the unaudited pro forma combined consolidated financial information, the Company has made certain adjustments for differences between U.S. GAAP and IFRS and reclassifications to the consolidated balance sheets and the consolidated statements of operations of JHCC to conform to the presentation adopted by the Company under IFRS (Note 4).

The Acquisition has been accounted for using the acquisition method. Based on the purchase price calculation as detailed in the Agreement, the estimated net purchase price for JHCC is US$1.3 billion and was paid in cash at closing. The Company has financed the purchase price for the acquisition of JHCC, together with related financing fees and transaction expenses, by way of the following: (i) US$858.8 million from the net proceeds of an equity offering; (ii) US$369.2 million in net proceeds from issuance of senior unsecured notes; and (iii) US$72.9 million drawn on the amended revolving credit facility.

It is management’s opinion that the unaudited pro forma combined consolidated financial information include all adjustments necessary for the fair presentation, in all material respects, of the pro forma combined consolidated financial information as if the Acquisition had occurred as of December 31, 2025 on the unaudited pro forma consolidated statement of financial position and as of January 1, 2025 on the unaudited pro forma consolidated

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the year ended December 31, 2025

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

statement of earnings. The adjustments and assumptions required to reflect the transactions as of the applicable dates are described in Note 3. In preparing the unaudited pro forma combined consolidated financial information, no adjustments were made to reflect operating synergies that may result from the acquisition. The pro forma information is based on estimates and assumptions set forth in the notes to such information. The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor is it indicative of future results that may occur.

The pro forma adjustments and purchase price allocation have been determined from information available to the management of the Company at this time and incorporates and reflects management’s preliminary assessment of the fair value of the net assets acquired. The allocation of the purchase price to the assets and liabilities of JHCC will be finalized after the fair values of the assets and liabilities have been determined and, accordingly, the purchase price allocation is subject to change.

The unaudited pro forma combined consolidated financial information of the Company has been prepared as follows:

(a)

unaudited pro forma consolidated statement of financial position as at December 31, 2025, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Note 3 as if those had occurred on December 31 2025, based on the consolidated statement of financial position of the Company as at December 31, 2025 and the consolidated balance sheets of JHCC as at December 31, 2025;

(b)

unaudited pro forma consolidated statement of earnings for the year ended December 31, 2025, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Notes 3 as if those had occurred on January 1, 2025, based on the consolidated statement of earnings for the year ended December 31, 2025 and the consolidated statement of operations of JHCC for the year ended December 31, 2025;

The unaudited pro forma consolidated financial information should be read in conjunction with the audited financial statements of JHCC as at and for the years ended December 31, 2025 and 2024, including the notes thereto, and the audited consolidated financial statements of the Company as at and for the years ended December 31, 2025 and 2024, including the notes thereto.

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the year ended December 31, 2025

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

3.	PRO FORMA ADJUSTMENTS

The pro forma adjustments have been prepared by the Company using available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in the unaudited pro forma combined consolidated financial information are as follows:

a. Purchase Price Allocation on Acquisition

The Company has preliminarily allocated the purchase price for JHCC as follows:

Identifiable net assets acquired at fair value:	JHCC (Adjusted) (Note 4)	FV adjustments	Note	$

Cash	5,793	—	3(a)(i)	5,793

Other current assets	35,106	—	3(a)(i)	35,106

Property, plant and equipment	88,613	34,339	3(a)(ii)	122,952

Intangible assets	232,304	184,196	3(a)(iii)	416,500

Right of use assets	244,403	6,747	3(a)(vii)	251,150

Other long-term assets	5,806	—	3(a)(i)	5,806

Current liabilities	(48,456)	—	3(a)(i)	(48,456)

Lease liabilities	(251,150)	—	3(a)(vii)	(251,150)

Deferred income tax liability	—	(6,804)	3(a)(vi)	(6,804)

Identifiable net assets acquired				530,897

Goodwill	476,199	293,876	3(a)(iv)	770,075

Total purchase consideration				1,300,972

Pursuant to the Agreement, the estimated net purchase price for the acquisition is $1.3 billion for the outstanding shares of JHCC and that JHCC is delivered free of debt, along with an appropriate, normalized working capital.

Under the acquisition method, the acquired tangible and intangible assets and liabilities of the acquired entity are primarily measured at their estimated fair value at the date of Acquisition. Certain goodwill and intangibles recognized on the Acquisition are deductible for tax purposes. As a result of the Acquisition, the Company will gain tax shield that will reduce the amount of cash taxes that would otherwise be paid. This is in the form of the tax deductibility of intangibles, including goodwill, added as part of the Acquisition.

The purchase price allocation is provisional at the date of this report, thus the amount of intangibles and goodwill, the split between those with a finite life and other intangibles, the expected future life of intangibles, and therefore amortization expense are all subject to ongoing valuation work. The preliminary purchase price as disclosed above may be revised as additional information becomes available. Further adjustments may be recorded in future periods as purchase price adjustments are finalized.

i)	The carrying value of cash, other current assets, other long-term assets, current liabilities and lease liabilities are assumed to approximate fair value.

ii)

The Company has allocated a portion of the fair value to property, plant and equipment. The fair value of the property, plant and equipment is preliminary, and may change materially on the final valuation.

iii)

The Company has allocated a portion of the proceeds to intangible assets; namely brand names of $1.5 million and customer relationships of $415.0 million, which are expected to be realized through the Acquisition. The fair value of the intangible assets is preliminary, and may change materially on the final

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the year ended December 31, 2025

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

valuation. Customer relationships are amortized on a straight-line basis over the expected period of benefit of 20 years. Brand names which the Company continues to use in the conduct of its business are considered indefinite life because their value is not expected to degrade over time. To the extent the Company decides to discontinue the use of a certain brand, an estimate of the remaining useful life is made and the intangible asset is amortized over the remaining period.

iv)

The excess purchase price beyond the identifiable net assets and intangible assets has been allocated to goodwill based on management’s initial estimate. This allocation may change materially on the final valuation of the assets acquired and liabilities assumed in the Acquisition. The goodwill represents the fact the Acquisition creates synergies which will be achieved through direct and indirect procurement savings, internalization of scanning and calibration, efficiencies achieved through densification, and operational and administrative cost savings; includes a fully trained operational workforce; and provides growth and expansion opportunities.

v)	On the date of the Acquisition, JHCC has settled all of its long-term debt so the Company will not acquire any JHCC debt as part of the acquisition.

vi)

A deferred tax liability arises from the difference in accounting and tax basis on the intangible assets acquired through the Acquisition for which BGSI does not expect to obtain full tax basis on given the structure of JHCC. The amount has been calculated based on BGSI’s combined estimated effective US tax rate of 26%, including both federal and applicable state taxes. Subsequent adjustments to the deferred tax liability may occur based on the jurisdiction of certain intangible assets acquired and further consideration as to the fair values of the assets acquired and liabilities assumed. Any reduction in the deferred tax liability would result in a corresponding reduction in goodwill recorded on the transaction.

vii)

The right of use asset has been revalued to be equal to the lease liabilities on acquisition and therefore depreciation on the right of use asset has been adjusted in the statements of earnings to reflect the fair value adjustment.

b.	Acquisition transaction costs

Adjustment to reflect the non-recurring transaction costs in connection with the Acquisition. The acquisition transaction costs are related to banking, accounting, legal, tax and other costs associated with the completion of the Acquisition, by the Company. These costs have been included as a pro forma adjustment to cash, retained earnings, and income tax recoverable on the unaudited pro forma combined consolidated statement of financial position. Incremental acquisition transaction costs of $10,000 beyond those recognized in the December 31, 2025 financial statements have been recognized in Acquisition and transformational cost initiatives in the statement of earnings for the year ended December 31, 2025.

c.	JHCC’s Members’ Equity

The historical equity balances of JHCC’s members’ equity, including paid-in-capital and accumulated deficit have been eliminated on pro forma consolidation.

d.	Amortization and depreciation

A net increase in amortization of intangible assets of $9,210 for the year ended December 31, 2025 related to intangible assets recorded on acquisition has been recorded.

A net increase in depreciation of property, plant and equipment of $3,434 for the year ended December 31, 2025 related to fair value of property, plant and equipment recorded on acquisition has been recorded.

A net increase in depreciation of right of use assets of $778 for the year ended December 31, 2025 related to fair value of right of use assets recorded on acquisition has been recorded.

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the year ended December 31, 2025

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

e.	Interest

A decrease in interest expense of $41,314 was recorded under Finance costs for the year ended December 31, 2025 as a result of the following:

Interest at 5.5% on the C$525,000 senior unsecured notes for the period from January 1, 2025, to November 5, 2025. Interest expense from the date of issuance on November 6, 2025, to December 31, 2025, is already included in the historical results of the Company.	$17,488

Interest at an assumed aggregate effective rate of 6.2% on the $72,990 aggregate drawings under the revolving credit facility for the full 12-month period.	4,525

The elimination of interest income recorded from the date of issuance through December 31, 2025, on the proceeds from the United States initial public offering and the Senior Unsecured Notes, as these funds are assumed to have been fully utilized for the Acquisition on January 1, 2025	(6,941)

The elimination of historical interest expense incurred by JHCC on debt that was settled in connection with the Acquisition.	(56,386)

Finance cost adjustment	$(41,314)

f.	Taxation

An estimated tax rate of 26% has been applied to the pro forma adjustments to account for tax impact of these transactions.

Historically, JHCC was treated as a partnership under the Internal Revenue Code provisions and under those provisions JHCC did not pay federal corporate taxes on their respective shares of the entity’s taxable income, instead members were liable for individual income taxes on their respective shares of the entity’s taxable income. Accordingly, the financial statements of JHCC do not reflect a provision or liability for federal or state taxes. As a result, a current tax recovery of $3,507 for the year ended December 31, 2025 as a result of JHCC’s losses for the periods has been included in the pro forma financial information.

g.	Stock based compensation

JHCC has a management incentive plan whereby JHCC may grant Class M Common Units to eligible individuals. The Class M Common Units issued under the plan represent interest in profits and losses but not capital of JHCC. The Class M Common Units are subject to vesting terms including service (time-based) vesting, which is usually five years and performance vesting. The performance vesting units shall vest on change in control and achieving certain market conditions following the grant date. The Agreement confirms that this incentive plan will be settled by the current shareholders of JHCC prior to the Acquisition completion and therefore the pro forma financial information has not been adjusted to reflect these awards.

8

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the year ended December 31, 2025

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

4.	ADJUSTED JHCC FINANCIAL INFORMATION

ADJUSTED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Unaudited)

As at December 31, 2025	JHCC	IFRS	Presentation	JHCC
	(Historical)	Adjustments	Adjustments	(Adjusted)
ASSETS
Current Assets
Cash	5,793	—	—	5,793
Accounts receivable, net of allowance for credit losses	20,545	—	—	20,545
Inventory	12,038	—	—	12,038
Other current assets	2,523	—	(2,523)	—
Prepaid expenses	—	—	2,523	2,523
Total Current Assets	40,899	—	—	40,899

Noncurrent Assets
Property, plant and equipment, net	88,613	—	—	88,613
Right of use assets - operating	272,006	(27,603)	—	244,403
Goodwill	476,199	—	—	476,199
Other intangible assets, net	232,304	—	(232,304)	—
Intangible assets	—	—	232,304	232,304
Other noncurrent assets	5,806	—	(5,806)	—
Other long-term assets	—	—	5,806	5,806
Total Noncurrent Assets	1,074,928	(27,603)	—	1,047,325
Total Assets	1,115,827	(27,603)	—	1,088,224

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	28,566	—	(28,566)	—
Accrued expenses	1,927	—	(1,927)	—
Accrued payroll and related taxes	7,894	—	(7,894)	—
Deferred revenue	6,451	—	(6,451)	—
Other current liabilities	3,618	—	(3,618)	—
Accounts payable and accrued liabilities	—	—	48,456	48,456
Current portion of operating lease liabilities	33,453	(11,486)	—	21,967
Current portion of long-term debt	5,393	—	—	5,393
Total Current Liabilities	87,302	(11,486)	—	75,816

Noncurrent Liabilities
Long-term debt, net of current portion and unamortized deferred financing costs	544,711	—	—	544,711
Operating lease liabilities, net of current portion	246,063	(16,880)	—	229,183
Total Noncurrent Liabilities	790,774	(16,880)	—	773,894

Members’ Equity
Paid-in capital	357,346	—	—	357,346
Accumulated deficit	(119,595)	763	—	(118,832)
Total Members’ Equity	237,751	763	—	238,514
Total Liabilities and Members’ Equity	1,115,827	(27,603)	—	1,088,224

9

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the year ended December 31, 2025

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

ADJUSTED CONSOLIDATED STATEMENT OF EARNINGS (Unaudited)
For the year ended December 31, 2025
	JHCC	IFRS	Presentation	JHCC
	(Historical)	Adjustments	Adjustments	(Adjusted)

Sales	$746,102	$—	$—	$746,102
Cost of sales	433,829	—	(25,391)	408,438
GROSS PROFIT	312,273	—	25,391	337,664

EXPENSES
Store operating expenses	220,933	(43,270)	(177,663)	—
Selling, general, and administrative expenses	31,877	—	(31,877)	—
Operating expenses	—	—	233,667	233,667
Depreciation and amortization expense	28,728	—	(28,728)	—
Depreciation of property, plant and equipment	—	—	13,985	13,985
Depreciation of right of use assets	—	28,190	—	28,190
Amortization of intangible assets	—	—	14,743	14,743
Acquisition and store opening costs	1,949	—	(1,949)	—
Acquisition and transformational cost initiatives	—	—	4,525	4,525
Gain on disposal of property and equipment	—	—	—	—
Fair value adjustments	—	—	—	—
Finance costs	—	17,550	56,386	73,936
TOTAL OPERATING EXPENSES	283,487	2,470	83,089	369,046
INCOME FROM OPERATIONS	28,786	(2,470)	(57,698)	(31,382)

OTHER (EXPENSE) INCOME
Interest expense, net	(56,386)	—	56,386	—
Other income, net	(1,312)	—	1,312	—
TOTAL OTHER EXPENSE	(57,698)	—	57,698	—

State Franchise Tax Expense	946	—	(946)	—

INCOME TAX EXPENSE
Current	—	—	946	946
Deferred	—	—	—	—
NET LOSS	$(29,858)	$(2,470)	$—	$(32,328)

10

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the year ended December 31, 2025

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

a. US GAAP to IFRS differences

The Company has assessed whether there are any material differences between US GAAP and IFRS as it relates to JHCC. The only material difference identified related to the accounting for leases under IFRS 16 Leases (“IFRS 16”) compared to JHCC’s accounting for leases using ASC 842 Leases (“ASC 842”) applicable to private companies. This assessment has been completed based on the available information at this time and there may be additional differences that are identified after the Acquisition and so changes may occur on finalization of the purchase price allocation.

The key differences identified in relation to leases were:

• JHCC recognizes its leases as operating leases however in contrast, under IFRS 16, lessees apply a single model to all leases. For operating leases under ASC 842, the amortization of the right of use asset and interest expense related to the lease liability are recorded together as lease expense to produce a straight-line recognition effect in the statement of earnings. However, under IFRS this would be recorded as depreciation of the right of use asset and then accretion of the lease liability as a finance cost in the statement of earnings. This has therefore been adjusted in the pro forma statement of earnings.

• JHCC has taken the practical expedient available for non public businesses to elect to use a risk-free rate as the discount rate, therefore a weighted average interest rate of 3.52% has been used. Under IFRS 16, there is no equivalent relief and use of the risk-free rate is not permitted and so a conversion adjustment to use the current weighted average interest rate on BGSI’s lease portfolio of 6.12% has been used to calculate the lease liability in the pro forma statement of financial position.

• IFRS 16 provides an additional policy election for lessees, on a lease-by-lease basis, to exclude leases of low-value assets from the initial recognition requirements. However, ASC 842 does not have such a provision but it does allow entities to establish reasonable capitalization thresholds below which assets and liabilities related to a lease are not recognized. Given the nature of the leases at JHCC, this difference was not considered to have a material impact on the accounting for leases in the pro forma financial information.

b. Presentation adjustments

For purposes of preparing the unaudited pro forma combined consolidated financial information, the Company has made certain reclassifications to the consolidated balance sheets and the consolidated statement of operations of JHCC to conform to the presentation adopted by the Company under IFRS.

In addition, labor costs in the amount of $25,391 for the year ended December 31, 2025 were reclassified from cost of sales to operating expenses to align the allocation of costs with the Company’s accounting policies.

11

BOYD GROUP SERVICES INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

As at and for the year ended December 31, 2025

(thousands of U.S. dollars unless otherwise stated or where noted as Canadian dollars (C$) or share and per share amounts)

5.	PRO FORMA EARNINGS PER SHARE

For the year ended December 31, 2025

Pro forma net earnings	$7,491

Basic weighted average number of shares	27,821,633

Add:

Equity-settled share-based payment plan	34,377

Stock Option Plan	2,938

Average number of shares outstanding – diluted	27,858,948

Pro forma basic loss per share	$0.27

Pro forma diluted loss per share	$0.27

12

SCHEDULE ‘B’

Audited financial statements of JHCC Holdings Parent, LLC and subsidiaries as at and for the years ended December 31, 2025 and 2024

JHCC Holdings Parent, LLC and Subsidiaries

Independent Auditor’s Report and Consolidated Financial Statements

December 31, 2025 and 2024

JHCC Holdings Parent, LLC and Subsidiaries

Contents

December 31, 2025 and 2024

Independent Auditor’s Report

Board of Managers and Members

JHCC Holdings Parent, LLC and Subsidiaries

Pike Road, Alabama

Opinion

We have audited the consolidated financial statements of JHCC Holdings Parent, LLC and Subsidiaries (collectively, the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As described in Note 14 to the consolidated financial statements, subsequent to December 31, 2025, the Company was acquired on January 9, 2026. This subsequent event is fundamental to an understanding of the consolidated financial statements. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

Board of Managers

JHCC Holdings Parent, LLC and Subsidiaries

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Forvis Mazars, LLP

Nashville, Tennessee

March 25, 2026

2

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024

ASSETS
Current Assets
Cash and cash equivalents	$5,792,536	$10,664,236
Accounts receivable, net of allowance for credit losses of $677,000 and $310,000 in 2025 and 2024, respectively	20,544,962	19,104,688
Inventory	12,037,780	13,884,766
Other current assets	2,522,663	2,950,616

Total Current Assets	40,897,941	46,604,306

Noncurrent assets
Property and equipment, net	88,613,318	96,337,263
Right-of-use assets - operating	272,006,392	286,641,058
Goodwill	476,199,426	458,734,286
Other intangible assets, net	232,304,078	246,262,868
Other noncurrent assets	5,806,470	1,212,324

Total Noncurrent Assets	1,074,929,684	1,089,187,799

Total Assets	$1,115,827,625	$1,135,792,105

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	$28,566,467	$31,362,866
Accrued expenses	1,926,584	2,487,970
Accrued payroll and related taxes	7,894,053	9,959,294
Deferred revenue	6,451,091	7,994,518
Other current liabilities	3,618,332	8,596,164
Current portion of operating lease liabilities	33,452,923	31,302,935
Current portion of long-term debt	5,393,279	6,299,653

Total Current Liabilities	87,302,729	98,003,400

Noncurrent Liabilities
Long-term debt, net of current portion and unamortized deferred financing costs	544,710,848	509,950,775
Operating lease liabilities, net of current portion	246,062,858	260,586,737

Total Noncurrent Liabilities	790,773,706	770,537,512

Members’ Equity
Paid-in capital	357,345,979	356,988,146
Accumulated deficit	(119,594,789)	(89,736,953)

Total Members’ Equity	237,751,190	267,251,193

Total Liabilities and Members’ Equity	$1,115,827,625	$1,135,792,105

See Notes to Consolidated Financial Statements	3

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2025 and 2024

	2025	2024

Sales	$746,101,861	$669,646,702

Cost of sales	433,828,783	389,848,252

Gross Profit	312,273,078	279,798,450

Operating Expenses
Store operating expenses	220,933,160	193,137,642
Selling, general, and administrative expenses	31,876,793	30,951,695
Depreciation and amortization expense	28,728,111	25,624,353
Acquisition and store opening costs	1,948,778	4,851,382
Gain on disposal of property and equipment	-	(135,329)

Total Operating Expenses	283,486,842	254,429,743

Income From Operations	28,786,236	25,368,707

Other (Expense) Income
Interest expense, net	(56,386,107)	(51,021,060)
Other (expense) income, net	(1,312,284)	816,230

Total Other Expense	(57,698,391)	(50,204,830)

Loss Before State Franchise Taxes	(28,912,155)	(24,836,123)

State Franchise Tax Expense	(945,681)	(945,835)

Net Loss	$(29,857,836)	$(25,781,958)

See Notes to Consolidated Financial Statements	4

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Members’ Equity

Years Ended December 31, 2025 and 2024

	Paid-In Capital	Accumulated Deficit	Total

Balance, January 1, 2024	$356,586,790	$(63,954,995)	$292,631,795

Net loss	-	(25,781,958)	(25,781,958)
Repurchase of Class M Units	(61,426)	-	(61,426)
Share-based compensation	462,782	-	462,782

Balance, December 31, 2024	356,988,146	(89,736,953)	267,251,193

Net loss	-	(29,857,836)	(29,857,836)
Share-based compensation	357,833	-	357,833

Balance, December 31, 2025	$357,345,979	$(119,594,789)	$237,751,190

See Notes to Consolidated Financial Statements	5

JHCC Holdings Parent, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024

	2025	2024

Operating Activities
Net loss	$(29,857,836)	$(25,781,958)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	28,728,111	25,624,353
Deferred financing costs amortization	4,326,624	3,586,355
Bad debt expense	497,514	462,496
Change in inventory reserve for obsolescence	(219,024)	436,271
Noncash rent expense	43,197,221	36,504,381
Share-based compensation	357,833	462,782
Gain on disposal of property and equipment	-	(135,329)
Changes in assets and liabilities
Accounts receivable	(4,026,307)	(627,552)
Inventory	2,166,010	(87,913)
Other assets	427,953	(1,332,665)
Accounts payable	(2,796,399)	6,490,853
Accrued expenses and other current liabilities	(708,219)	1,834,433
Accrued payroll and related taxes	(2,117,025)	3,772,088
Operating lease liabilities	(40,936,446)	(34,452,359)
Deferred revenue	(1,543,427)	293,659
Other noncurrent assets	177,373	-

Net Cash (Used in) Provided by Operating Activities	(2,326,044)	17,049,895

Investing Activities
Acquisitions	(18,310,856)	(139,633,997)
Purchases of property and equipment	(10,104,893)	(21,359,731)
Proceeds on sale of property and equipment	-	3,000,000
Purchases of software	(27,002)	-

Net Cash Used in Investing Activities	(28,442,751)	(157,993,728)

Financing Activities
Proceeds from revolving credit facility, net	3,000,000	10,000,000
Payments on long-term debt	(6,572,925)	(4,379,468)
Proceeds from long-term debt	33,100,000	148,500,000
Payment of contingent consideration	-	(955,000)
Payment of holdbacks	(3,629,980)	(6,795,938)
Financing costs	-	(3,377,532)

Net Cash Provided by Financing Activities	25,897,095	142,992,062

Net (Decrease) Increase in Cash	(4,871,700)	2,048,229

Cash and Cash Equivalents, Beginning of Year	10,664,236	8,616,007

Cash and Cash Equivalents, End of Year	$5,792,536	$10,664,236

See Notes to Consolidated Financial Statements	6

JHCC Holdings Parent, LLC and Subsidiaries Consolidated Statements of Cash Flows Years Ended December 31, 2025 and 2024	(Continued)

	2025	2024

Other Supplemental Cash Flow Information
Cash paid for interest	$52,695,150	$47,873,574

Noncash Investing and Financing Activities
Right of use assets obtained in exchange for operating lease liabilities	$19,635,146	$97,029,872
Software transferred from property and equipment	$5,278,900	$-
Non-cash payment of holdback obligations	$2,088,519	$-
Holdback obligations incurred in connection with acquisitions	$887,500	$10,730,000

See Notes to Consolidated Financial Statements	7

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Note 1.	Nature of Business

JHCC Holdings Parent, LLC (“Holdings”) and Subsidiaries (collectively, the “Company”) provides automotive collision repair services. The Company operates collision repair centers in Alabama, Arkansas, Florida, Georgia, Indiana, Kentucky, Louisiana, Maryland, Missouri, Mississippi, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia, and West Virginia. There were 258 and 250 collision repair centers operated by the Company as of December 31, 2025 and 2024, respectively.

Note 2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Accounting and Use of Estimates

The accompanying consolidated financial statements have been prepared using the accrual basis of accounting. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management in connection with the preparation of the accompanying consolidated financial statements include the assumptions utilized in determining the net realizable value of inventory and accounts receivable, the useful lives of long-lived assets, the fair value of long-lived assets, the fair value of goodwill and contingent consideration recognized in connection with acquisitions, and fair value of units granted under the equity incentive plan and related compensation costs. Actual results could differ from those estimates.

Cash

Cash consists of short-term, highly liquid investments with original maturities of three months or less. The Company maintains cash depository accounts, which, at times, may exceed federally insured limits. This risk is managed by maintaining all deposits in high quality financial institutions. The Company has not experienced any losses in such accounts.

Accounts Receivable

Accounts receivable consist primarily of amounts due from insurance companies through direct repair programs (“DRP”) and are reported at original invoice amounts less an allowance for expected credit losses. Accounts receivable are generally collected within 30 days of invoice. The Company continually monitors amounts due from customers and maintains an allowance for expected credit losses for estimated losses resulting from the inability of any customers to make the required payments.

Receivable collectability is evaluated using a combination of factors, including past due status, trends in write-offs and changes in the general market or business conditions that the Company has exposure. Specific events, such as bankruptcies, are also considered when applicable. Adjustments to the allowance for expected credit losses are made, when necessary, based on the results of analysis, the aging of receivables and historical and industry trends.

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

The Company periodically evaluates the impact of observable external factors on the collectability of accounts receivable to determine if adjustments to the reserve for credit losses should be made based on current conditions or reasonable and supportable forecasts. Accounts receivable are written off in the period in which the receivable is deemed uncollectible. The allowance for expected credit losses was approximately $677,000 and $310,000 as of December 31, 2025 and 2024, respectively.

Inventory

Inventory consists of repair orders in process which include materials and labor reported at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (“FIFO”) method. Net realizable value is determined based on the estimated selling price in the ordinary course of business less any applicable selling expenses. The Company establishes an inventory reserve for work in process inventory aged greater than 90 days. The inventory reserve was approximately $504,000 and $723,000 as of December 31, 2025 and 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets:

Equipment and vehicles	5 to 25 years
Office equipment and computers	10 to 12 years
Furniture and fixtures	5 to 12 years

Leasehold improvements are depreciated over the shorter of a 15-year useful life or the term of the lease.

Goodwill and Indefinite Trademark Intangible Asset

The Company does not amortize goodwill or its indefinite trademark intangible asset. Goodwill and the indefinite trademark intangible asset are evaluated annually for impairment or more frequently if impairment indicators are present. The Company elected the accounting alternative for evaluating impairment triggering events and performs an impairment triggering event evaluation only as of the end of each reporting period. In testing goodwill and the indefinite trademark intangible asset for impairment, the Company has the option first to perform a qualitative assessment to determine whether it is more likely than not that goodwill and the indefinite trademark intangible asset are impaired, or the Company can bypass the qualitative assessment and proceed directly to the quantitative test. The quantitative impairment test consists of calculating the fair value of a reporting unit and comparing it to the carrying amount, including goodwill. The impairment loss, if any, is measured as the amount by which the carrying amount of a reporting unit, including goodwill, exceeds its fair value. Subsequent increases in value are not recognized in the consolidated financial statements. Based on management’s assessments, there was no impairment as of December 31, 2025 and 2024.

Finite Life Intangibles and Long-Lived Assets

Finite life intangible assets and long-lived assets include non-compete agreements, licenses, and customer relationships. The Company evaluates the recoverability of finite life intangible assets and other long-lived assets, such as property and equipment, when events or circumstances indicate that these assets may not be recoverable. There were no indicators that would suggest an impairment-triggering event has occurred. All finite life intangible assets are amortized over their estimated useful lives using the straight-line method.

Other Noncurrent Assets

Other noncurrent assets consist of security deposits on long-term operating leases and internal-use software, which the Company amortizes over a useful life of five years (see Note 8).

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Deferred Financing Fees

Deferred financing fees are capitalized and amortized to interest expense over the estimated term of the related debt. During the year ended December 31, 2024, the Company incurred financing fees of approximately $3,378,000. There were no financing fees incurred during the year ended December 31, 2025. Amortization of deferred financing fees was approximately $4,327,000 and $3,586,000 for the years ended December 31, 2025 and 2024, respectively. Amortization of deferred financing fees is included as a component of interest expense on the consolidated statements of operations.

Revenue Recognition

The Company recognizes revenue from collision repair services upon completion and delivery of the repaired vehicle to the customer. The Company determines completion of a repair to be the performance obligation that is distinct and the point at which control of the asset passes to the customer. Revenue is measured at the value of consideration to be received net of discounts.

The Company collects various taxes from customers and remits these amounts to applicable taxing authorities. The Company’s policy is to exclude these taxes from sales and cost of sales.

The Company receives payments in advance of collision repair services performed. The payments in advance are initially deferred and recognized at completion of the collision repair services, generally within 12 months. As of December 31, 2025 and 2024, deferred revenue was approximately $6,451,000 and $7,995,000, respectively.

Vendor Rebates

The Company receives rebates from its vendors for purchases of inventory based on contractual terms. The Company accounts for vendor rebates as a reduction of cost of sales when earned. Vendor rebates receivable are established for vendor rebates earned but not received. During the years ended December 31, 2025 and 2024, the Company earned vendor rebates totaling approximately $11,058,000 and $11,635,000 respectively. Vendor rebates receivable totaled approximately $1,852,000 and $1,894,000 as of December 31, 2025 and 2024, respectively. Vendor rebates receivable are included in accounts receivable on the accompanying consolidated balance sheets.

Advertising

Advertising costs are expensed as incurred. Advertising expense was approximately $84,000 and $160,000 for the years ended December 31, 2025 and 2024, respectively. Advertising costs are included in selling, general, and administrative expenses in the consolidated statements of operations.

Income and State Franchise Taxes

The Company has elected by consent of its members to be treated as a partnership under Internal Revenue Code (“IRC”) provisions. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective shares of the entity’s taxable income; accordingly, the accompanying consolidated financial statements do not reflect a provision or liability for federal and state income taxes.

The Company is subject to state franchise tax obligations for collision repair centers operating in Kentucky, Tennessee, and Texas. During the years ended December 31, 2025 and 2024, the Company expensed approximately $946,000 for state franchise tax obligations.

Concentrations

During the years ended December 31, 2025 and 2024, the Company earned approximately 60% and 59% of its revenue from four insurance payors. Approximately 44% and 57% of accounts receivable as of December 31, 2025 and 2024 were due from these four insurance payors.

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

The Company purchases substantially all of its paint products from one supplier. Total purchases from this supplier were approximately $24,348,000 and $22,109,000 during the years ended December 31, 2025 and 2024, respectively.

Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:

Level 1	Quoted market prices in active markets for identical assets or liabilities

Level 2	Observable market-based inputs or observable inputs corroborated by market data

Level 3	Unobservable inputs reflecting the reporting entity’s own assumptions

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

In connection with certain acquisitions, the Company initially records contingent consideration at fair value as of the related transaction date and is required to be remeasured at fair value on a recurring basis until the contingency is resolved (see Note 12). The fair value is determined by applying the income approach and is categorized as Level 3.

The values assigned to the acquired net assets (see Note 3) were derived primarily from the allocation of the consideration paid using various valuation methodologies utilizing Level 3 inputs and are not remeasured to fair value on a recurring basis.

Share-Based Compensation

Certain of the Company’s employees are party to a share-based compensation arrangement established by JHCC Management, Inc., an affiliate of the Company, as approved by the Board of Managers. Management accounts for the awards granted by JHCC Management, Inc. to its employees in accordance with ASC 718, Compensation – Stock Compensation.

The Company evaluates financial instruments awarded in share-based payment transactions as either (i) equity- or (ii) liability-classified awards. The Company accounts for forfeitures of nonvested awards in the period in which they occur (see Note 12).

Self-Insurance

The Company has elected to self-insure certain costs related to employee health and accident benefit programs. Costs resulting from non-insured losses are charged to income when incurred. The Company has purchased insurance that limits its exposure for individual claims up to $150,000 and aggregate claims up to $19,425,000.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities at the lease commencement date. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease, measured on a discounted basis. The Company evaluates the likelihood of exercising renewal options contained in lease agreements, and if considered reasonably certain of being exercised, the extended term is included in the initial measurement of the lease liability.

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

The Company determines lease classification as operating or finance at the lease commencement date. Finance lease ROU assets are included in property and equipment on the consolidated balance sheets. The Company combines lease and non-lease components, such as common area and other maintenance costs, in calculating the ROU assets and lease liabilities for its leased facilities.

At lease inception, the lease liability is measured at the present value of the lease payments over the lease term. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid or deferred rent, and lease incentives. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect lease payments made. The ROU asset is subsequently measured by reducing the carrying amount for amortization.

The Company has made a policy election to use a risk-free rate (the rate of a zero-coupon U.S. Treasury instrument) for the initial and subsequent measurement of all operating lease liabilities or the implicit rate in the lease if it is readily determinable. The risk-free rate is determined using a period comparable with the lease term.

The lease term may include options to extend or to terminate the lease that the Company is reasonably certain to exercise. Lease expense is generally recognized on a straight-line basis over the lease term.

The Company has elected not to record leases with an initial term of 12 months or less on the consolidated balance sheets. Lease expense on such leases is recognized on a straight-line basis over the lease term.

Note 3.	Acquisitions

During the year ended December 31, 2025, the Company completed 5 acquisitions which included all of the assets of 5 collision repair centers located in Alabama, Louisiana, and Texas in order to expand market presence and scale operations. The fair value of consideration paid for the acquisitions was $19,198,356 in the aggregate, consisting of $18,310,856 in cash and $887,500 in holdbacks payable to sellers. As a result of the acquisitions, the Company recognized $100,000 of inventory, $1,435,000 of fixed assets, $51,784 of liabilities, $250,000 in non-compete agreements, and $17,465,140 of goodwill.

During the year ended December 31, 2024, the Company completed 41 acquisitions which included all of the assets of 51 collision repair centers located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Maryland, Missouri, Mississippi, Ohio, Oklahoma, South Carolina, Texas, Virginia and West Virginia in order to expand market presence and scale operations. The fair value of consideration paid for the acquisitions was $150,363,997 in the aggregate, consisting of $139,633,997 in cash and $10,730,000 in holdbacks payable to sellers. As a result of the acquisitions, the Company recognized $1,999,052 of inventory, $13,806,961 of fixed assets, $34,135 of other assets, $2,962,443 of right of use assets and operating lease liabilities, $2,640,200 in non-compete agreements, and $131,883,649 of goodwill.

The acquisitions were accounted for using the acquisition method; accordingly, consideration was allocated to the net identifiable assets acquired based upon their estimated fair values at the date of acquisition. The goodwill arising from the acquisitions consists largely of the assembled workforce, synergies, and economics of scale expected from combining the operations of the Company and the acquired locations. Goodwill recognized in connection with acquisitions is expected to be fully deductible for tax purposes. The results of operations reflect the revenues and expenses of the acquired collision repair centers from the dates of acquisition. Acquisitions were financed through a combination of cash flows from current operations and borrowings under the Company’s credit facility (see Note 8).

As part of the acquisitions, the Company incurred approximately $1,011,000 and $2,955,000 of acquisition-related expenses during the years ended December 31, 2025 and 2024, respectively, which are included in acquisition and store opening costs on the accompanying consolidated statements of operations.

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Asset purchase agreements generally provide for holdbacks payable to sellers within 120- to 180-days of close. There are generally no contingencies associated with the payment of such amounts. Holdbacks payable of approximately $458,000 and $5,353,000 are included in other current liabilities on the accompanying balance sheets as of December 31, 2025 and 2024, respectively.

Certain asset purchase agreements provide for contingent earnout payments based on the achievement of revenue benchmarks, as defined in each agreement. The measurement period for such arrangements is generally 12 months. As of December 31, 2025, measurement periods for contingent earnout arrangements extended through July 31, 2026. Purchase agreements generally limit payment to a stated maximum. The aggregate stated maximum amount payable under purchase agreements entered into in 2025 and 2024 was $450,000 and $6,325,000, respectively.

Note 4.	Inventory

Inventory consisted of the following as of December 31:

	2025	2024

Parts and materials	$2,157,584	$2,489,326
Work in process	10,384,172	12,118,440

	12,541,756	14,607,766
Inventory reserve	(503,976)	(723,000)

	$12,037,780	$13,884,766

Note 5.	Property and Equipment

Property and equipment consisted of the following as of December 31:

	2025	2024

Equipment and vehicles	$94,544,513	$85,083,455
Office equipment and computers	14,085,664	13,087,568
Furniture and fixtures	13,776,723	12,305,815
Leasehold improvements	14,362,670	12,104,884
Land	1,065,040	1,065,040
Construction in progress	808,576	8,735,431

	138,643,186	132,382,193
Accumulated depreciation	(50,029,868)	(36,044,930)

	$88,613,318	$96,337,263

Depreciation expense was approximately $13,985,000 and $11,570,000 for the years ended December 31, 2025 and 2024, respectively.

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Note 6.	Goodwill and Other Intangible Assets

The changes in the carrying value of goodwill consisted of the following as of December 31:

	2025	2024

Beginning balance	$458,734,286	$326,850,637
Goodwill related to acquisitions of businesses	17,465,140	131,883,649

	$476,199,426	$458,734,286

The purchase price allocations from the Company’s historical acquisitions resulted in the following intangible assets as of December 31:

	2025

	Useful Life	Gross Value	Accumulated Amortization	Net Value

Tradename		$116,000,000	$-	$116,000,000
Intangible assets subject to amortization, net
Non-compete agreements	5 years	9,736,120	(5,844,266)	3,891,854
Customer relationships	15 years	194,000,000	(81,587,776)	112,412,224

		$319,736,120	$(87,432,042)	$232,304,078

	2024

	Useful Life	Gross Value	Accumulated Amortization	Net Value

Tradename		$116,000,000	$-	$116,000,000
Intangible assets subject to amortization, net:
Non-compete agreements	5 years	9,486,120	(4,568,809)	4,917,311
Customer relationships	15 years	194,000,000	(68,654,443)	125,345,557

		$319,486,120	$(73,223,252)	$246,262,868

The weighted-average useful life of intangible assets subject to amortization as of December 31, 2025, was 8.51 years. Amortization expense on intangible assets was approximately $14,209,000 and $14,020,000 for the years ended December 31, 2025 and 2024, respectively. Estimated annual amortization expense on intangible assets subject to amortization is as follows for the years ending December 31:

2026	$14,148,000
2027	14,123,000
2028	13,823,000
2029	13,252,000
2030	12,948,000
Thereafter	48,010,078

Total	$116,304,078

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Note 7.	Other Noncurrent Assets

Other noncurrent assets consisted of the following as of December 31:

	2025	2024

Security deposits	$1,027,054	$1,205,492
Internal-use software, net	4,779,416	6,832

	$5,806,470	$1,212,324

Amortization expense on internal-use software was approximately $534,000 and $33,000 for the years ended December 31, 2025 and 2024, respectively. Estimated annual amortization expense on internal-use software is as follows for the years ending December 31:

2026	$1,062,760
2027	1,062,760
2028	1,062,760
2029	1,062,760
2030	528,376

$4,779,416

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Note 8.	Long-Term Debt

The Company’s long-term debt consisted of the following as of December 31:

	2025	2024
Term Loan (9.25% and 9.58% as of December 31, 2025 and 2024, respectively)	$197,064,000	$199,080,000

Delayed Draw Term Loan (9.25% and 9.58% as of December 31, 2025 and 2024, respectively)	57,050,321	57,633,956

Revolving Credit Facility (11.00% and 11.75% as of December 31, 2025 and 2024, respectively)	13,000,000	10,000,000

2021-A Delayed Draw Term Loan (9.25% and 9.58% as of December 31, 2025 and 2024, respectively)	58,147,687	58,742,548

2021-A Incremental Term Loan (9.25% and 9.58% as of December 31, 2025 and 2024, respectively)	8,621,550	8,709,750

2023-A Incremental Term Loan (9.25% and 9.58% as of December 31, 2025 and 2024, respectively)	19,501,125	19,700,625

2023-B Incremental Term Loan (9.25% and 9.58% as of December 31, 2025 and 2024, respectively)	19,600,000	19,800,000

2023-B Incremental Delayed Draw Term Loan (9.25% as of December 31, 2025)	78,750,750	79,550,750

2024-A Delayed Draw Term Loan (9.25% and 9.58% as of December 31, 2025 and 2024, respectively)	74,166,000	68,399,750

2024-B Delayed Draw Term Loan (9.25% as of December 31, 2025)	26,426,500	-

Notes payable	61,426	1,244,905

	552,389,359	522,862,284
Unamortized deferred financing costs	(2,285,232)	(6,611,856)

	550,104,127	516,250,428

Current portion	(5,393,279)	(6,299,653)

	$544,710,848	$509,950,775

The Credit Facility

On September 9, 2019, the Company executed a credit agreement (the “Credit Agreement”) with a syndicate of lenders. As of December 31, 2023, the Credit Agreement provided for a $210 million term commitment (“Term Loan”), a $60 million delayed draw term loan (“Delayed Draw Term Loan”), $20 million of borrowing capacity in a revolving line of credit (“Revolving Credit Facility”), a $60 million delayed draw term loan (“2021-A Delayed Draw Term Loan”), and a $9 million incremental delayed draw term loan (“2021-A Incremental Term Loan”).

During 2023, the Credit Agreement was amended to provide for additional incremental term loans in the aggregate principal amount of $40 million (“2023-A and -B Incremental Term Loan”) and an additional delayed draw term loan in the aggregate principal amount of $80 million (“2023-B Incremental Delayed Draw Term Loan”).

During 2024, the Credit Agreement was amended to provide for an additional delayed draw term loans in the aggregate principal amount of $75 million (“2024-A Delayed Draw Term Loan”) and additional incremental term loans in the aggregate principal amount of $50 million (“2024-B Incremental Delayed Draw Term Loan”).

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

As of December 31, 2025 and 2024, the interest rate associated with borrowings under the Credit Agreement was based on Secured Overnight Financing Rate (“Term SOFR”) plus a margin of 4.25% to 6.75%, as determined by financial metrics defined by the Credit Agreement.

The Term Loan requires quarterly principal payments at 0.25% of the aggregate principal amount of term loans. Additionally, the Revolving Credit Facility and the Delayed Draw Term Loan commitments provide for an unused commitment fee payable quarterly. The Company is required to make an annual mandatory principal payment to the extent the Company realizes excess cash flow, as defined in the Credit Agreement. There was no excess cash flow requirement as of December 31, 2025.

The Credit Agreement, as amended, is secured by substantially all of the Company’s assets and matures on September 9, 2027.

The Credit Agreement was paid in full and terminated subsequent to year-end on January 9, 2026, as part of the Company’s sale to Boyd Group Services, Inc. (Note 14).

Notes Payable

During 2023, the Company executed note payable agreements in connection with certain acquisitions. The notes bear interest at a rate of 8.00% per annum, payable quarterly in arrears. These notes were paid in full during the year ended December 31, 2025.

During 2024, the Company executed a promissory note with a former employee for the principal amount of $61,426. The note is non-interest bearing and matures upon a change in control of the Company, as defined in the promissory note.

Note 9.	Employee Benefit Plan

The Company sponsors a 401(k) plan that covers all eligible employees as defined by the plan agreement. Eligible employees are employees who are employed for one year and are at least 21 years of age. The plan permits a deferral up to the maximum IRS-allowed limits, with a Company match equal to 50% on the first 6% deferred. Company contributions to the plan were approximately $1,902,000 and $1,615,000 for the years ended December 31, 2025 and 2024, respectively.

Note 10.	Leases

The Company leases collision repair centers under non-cancelable operating lease agreements. Certain centers are leased from related parties as described in Note 14. The lease terms are generally for a period of 10 to 20 years with options that permit renewals for additional periods and typically include escalating lease payments.

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Lease Term and Discount Rate

The weighted average remaining lease term and discount rate are as follows as of December 31:

	2025	2024

Weighted average lease term – operating leases	8.67 years	9.17 years
Weighted average discount rate – operating leases	3.52%	3.35%

Lease Costs

Operating lease cost during the years ended December 31, 2025 and 2024 totaled $43,269,680 and $36,504,382, respectively.

Future undiscounted cash flows under the Company’s operating lease agreements are as follows for years ended December 31:

2026	$ 41,936,364
2027	41,232,140
2028	40,872,870
2029	37,669,208
2030	32,667,302
Thereafter	131,911,683

Total minimum lease payments	326,289,567
Amount representing interest	(46,773,786)

Present value of future minimum lease payments	279,515,781
Current obligations under leases	(33,452,923)

Long-term lease obligations	$ 246,062,858

Note 11.	Members’ Equity

As of December 31, 2025 and 2024, the Company had 344,424,518 issued and outstanding membership units. Each unit is entitled to one vote.

During the year ended December 31, 2023, the Board of Managers authorized and issued 28,708,182 Class P Preferred Units. The Class P Preferred Units have liquidation preference over all other classes of units in a liquidation event. The Class P Preferred Units take the form of a convertible preferred security with 12% PIK compounded annually.

The Company had 238,716,336 and 77,000,000 Class T Common Units and Class R Common Units, respectively, as of December 31, 2025 and 2024. The Class T Common Units and Class R Common Units are subordinate to Class P Preferred Units in a liquidation event.

Equity Incentive Plan

The Company established the JHCC Holdings Parent LLC 2019 Management Incentive Plan (the “Plan”), which is administered by the Company’s Board of Managers. Under the Plan, the Company may grant Class M Common Units to eligible individuals including, but not limited to, employees and service providers of the Company.

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

The Plan permits such eligible individuals to receive Class M Common Units. The Class M Common Units issued under the Plan shall represent interests in the profits and losses, but not the capital, of the Company. The Class M Common Units issued pursuant to the Plan are subject to vesting terms including service (time-based) vesting and performance vesting, if any, a participation threshold, and/or any other terms set forth in the applicable grant agreements by and between the Company and the holder of the Class M Common Units. Generally, the service vesting units allows for vesting over a five-year period following the grant date. The performance vesting units shall vest upon a change in control event and achieving certain market conditions, as defined by the Plan. The Class M Common Units are non-voting. The Board of Managers have approved 39,021,120 of Class M Common Units for the Plan.

A summary of option activity under the Plan during the years ended December 31, 2025 and 2024, is presented below:

Outstanding, January 1, 2024	37,677,220
Granted	500,000
Forfeited	(277,500)
Repurchased	(72,500)

Outstanding, December 31, 2024	37,827,220
Granted	-
Forfeited	-

Outstanding, December 31, 2025	37,827,220

The Company has determined these awards are equity-classified awards. Equity-classified awards are measured at the grant date fair value as determined by management using valuation techniques and assumptions including exit multiples of market participants. The related compensation cost is recognized ratably over the requisite service period for awards with service condition vesting. The compensation cost related to such Class M Units was approximately $358,000 and $463,000 during the years ended December 31, 2025 and 2024, respectively, which is included in selling, general and administrative expenses in the consolidated statements of operations.

Note 12.	Commitments and Contingencies

Litigation, Claims and Assessments

The Company is subject to lawsuits, administrative proceedings and demands that arise in the ordinary course of business and which typically involve claims from customers, employees and others related to operational, employment, real estate, and other issues common to the automotive service industry. A number of these claims may exist at any given time. The Company maintains coverage with a third-party insurer to limit its total exposure. The Company believes that most of its customer claims will be covered by its general liability insurance, subject to coverage limits. Punitive damages awards and employee unfair practice claims, however, are not covered by the Company’s general liability insurance. To date, the Company has not been ordered to pay any material punitive damages with respect to any claims, but there can be no assurance that punitive damages will not be awarded with respect to any future claims. The Company could be affected by adverse publicity resulting from allegations in lawsuits, claims and proceedings, regardless of whether these allegations are valid or whether the Company is ultimately determined to be liable. It is possible that future results of operations could be impacted by changes in circumstances relating to lawsuits, proceedings, or claims.

JHCC Holdings Parent, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Substantially all collision repair centers are subject to federal, state, and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had any material effect upon capital expenditures, earnings, financial condition, liquidity, or competitive position. Management believes the Company’s current practices and procedures for the control and disposition of such materials comply with applicable federal, state, and local requirements.

Self-Insured Health Care

The Company is self-insured to cover its employees’ health care costs. The Company is liable for losses on individual claims up to a defined per claim amount of $150,000. The Company maintains third-party insurance coverage for any losses in excess of those claim amounts. Self-insurance costs are accrued based on claims reported as of the consolidated balance sheet date as well as an estimated liability for claims incurred but not reported. The Company accrued approximately $1,312,000 and $855,000 as of December 31, 2025 and 2024, respectively, for its claims which is included as a component of accrued payroll and related liabilities on the accompanying consolidated balance sheets.

Contingent Consideration Related to Acquisitions

In connection with certain acquisitions of collision repair centers, the Company entered into contingent consideration agreements whereby additional purchase consideration may be earned for achieving specified benchmarks. The Company estimates and records these liabilities at fair value on the dates of acquisition. The liability is subsequently remeasured each reporting date until the contingency is resolved. The fair value of contingent consideration was $0 as of December 31, 2025 and 2024, respectively.

Warranty Costs

The Company is contractually obligated to cover certain warranty costs after repairs have been completed. Warranty costs incurred related to repair services performed were not material to the consolidated financial statements.

Note 13.	Related-Party Transactions

The Company leases various real estate from companies which are primarily owned by certain officers of the Company. Under those leases, the Company paid approximately $7,147,000 and $7,070,000 of rent during the years ended December 31, 2025 and 2024, respectively.

Note 14.	Subsequent Events

The Company has evaluated subsequent events through March 25, 2026, the date that the consolidated financial statements were available to be issued.

On October 29, 2025, the Board of Managers of the Company completed an equity purchase agreement and plan of merger to sell all 100% of the issued and outstanding membership interests to The Boyd Group (US) Inc. for a purchase price of approximately $1,300,000,000. The sale transaction closed on January 9, 2026, and resulted in a change of control of the Company at which point all existing debt obligations were retired.